Exhibit 99.1

RECENT DEVELOPMENTS

Elgin – TOTAL confirms the success of the G4 well intervention

On May 21, 2012, TOTAL S.A. (“TOTAL”) announced that, following five days of close monitoring, it was able to confirm the success of the intervention conducted on May 15, 2012, on the leaking G4 well on the Elgin complex, 240 kilometers from Aberdeen in the UK North Sea. To regain control of the well, heavy mud was pumped into G4 well from the semi-submersible drilling rig West Phoenix. Pumping heavy mud started on May 15, 2012, at 9.20 A.M. (local time) and the leak was stopped twelve hours later.

Since then, several inspection visits to the wellhead platform have confirmed that the leak has completely stopped.

Following the success of the well intervention, the next phase will be to re-man the Elgin complex and restart the Rowan Viking drilling rig in order to set cement plugs in the G4 well. This phase, aiming at completing the plugging and permanent abandonment procedure of the G4 well, is expected to take several weeks.

Once the first cement plug is set in the G4 well by the Rowan Viking, the drilling of the ongoing relief well with the Sedco 714 will be stopped. In consultation with the appropriate authorities, it has been decided that drilling a second relief well by the Rowan Gorilla V is no longer necessary and has therefore been cancelled.

Ordinary and Extraordinary Shareholders’ meeting of May 11, 2012 – Approval of all resolutions proposed by the Board of Directors – Dividend of €2.28/share

The Annual Shareholders’ Meeting of TOTAL was held on May 11, 2012, under the chairmanship of Christophe de Margerie. Shareholders adopted all resolutions recommended by the Board of Directors, including:

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Approval of the 2011 financial statements and payment of a cash dividend for 2011 of €2.28 per share, unchanged from the previous year. Taking into account the quarterly interim dividend payments for 2011[1], the final dividend of €0.57 per share will be paid in cash on June 21, 2012[2].

•	Re-election of Ms. Anne Lauvergeon and Messrs. Christophe de Margerie, Patrick Artus, Bertrand Collomb and Michel Pébereau to new three-year terms as directors.

•	Ratification of the appointment of Mr. Gérard Lamarche as director for a one-year period.

•	Election of Ms. Anne-Marie Idrac as director for a three-year term.

•	Various delegations of authority and financial authorizations granted to the Board of Directors.

The Board of Directors met following the Shareholders’ Meeting to re-elect Mr. de Margerie as Chairman and CEO for the duration of his term as director.

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Ex-dividend dates for the three 2011 interim dividends of 0.57 €/share were September 19, 2011 for first-quarter 2011, December 19, 2011 for second-quarter 2011, and March 19, 2012 for third-quarter 2011.

[2]	The ex-dividend date for the remainder of the 2011 dividend will be June 18, 2012; for the ADR (NYSE: TOT) the ex-dividend date is June 13, 2012.

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